U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    FORM 12b-25 NOTIFICATION OF LATE FILING
                                 SEC FILE NUMBER
                                     I -448
     /X/ Form 10-K /_/ Form 11-K /_/ Form 20-F / / Form 10-Q /_/ Form N-SAR

                        Form Period Ended: December 31, 2000

Part 1 - Registrant Information

Full Name of Registrant - MESTEK, INC.

Form Name if Applicable -

Address of Principal Executive Office (Street and Number)

              260 North Elm Street, Westfield, Massachusetts 01085

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|     (b)  The  subject  annual  report  or  semi-annual  report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

The Registrant completed the sale of its National Northeast division on January 9, 2001. Due to the 2000 reporting requirements for this Discontinued Operation, the 10-K completion has been delayed by several days. Management expects to complete and file Form 10-K prior to April 15, 2001.

Part IV - Other Information

(1)Name and telephone number of person to contact in regard to this notification


       Stephen M. Shea                   (413) 568-9571
     ------------------------------------------------------
     (Name)                             (Area Code) (Telephone Number)

(2) Have all other periodic reported required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).    /X/ Yes  /_/  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              /_/  Yes  /X/  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                                  MESTEK, INC.

                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date                March 27, 2001                  By /S/ Stephen M. Shea
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